Filed by Western Refining, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Northern Tier Energy LP

Form S-4 File Number: 333-209031

Western Refining Announces Successful Syndication of $500 Million Term Loan B-2

Proceeds will be used to partially fund acquisition of Northern Tier Energy LP

EL PASO, Texas, May 31, 2016 (GLOBE NEWSWIRE) — Western Refining, Inc. (NYSE:WNR) today announced the successful syndication of a $500 million Term Loan B-2. The term loan, which has a 7 year maturity and is priced at LIBOR (subject to a 1% floor) plus 4.5%, will be used to fund a portion of the purchase price for the previously announced acquisition of the remaining publicly-traded units of Northern Tier Energy LP (NYSE:NTI). The closing of the offering, which was oversubscribed and placed with a diverse group of institutional investors, is contingent upon the successful closing of the NTI acquisition, the execution of definitive documentation and customary closing conditions. Western also successfully amended its revolving credit facility and Term Loan B-1 in relation to the NTI acquisition and related financings. A special meeting of common unitholders of NTI will be held June 23, 2016, to approve the proposed acquisition, and the transaction is expected to close shortly thereafter.

About Western Refining

Western Refining, Inc. is an independent refining and marketing company headquartered in El Paso, Texas. The refining segment operates refineries in El Paso, and Gallup, New Mexico. The retail segment includes retail service stations, convenience stores, and unmanned fleet fueling locations in Arizona, Colorado, New Mexico, and Texas.

Western Refining, Inc. owns the general partner and approximately 62% of the limited partnership interest of Western Refining Logistics, LP (NYSE:WNRL) and the general partner and approximately 38% of the limited partnership interest in Northern Tier Energy LP (NYSE:NTI).

More information about Western Refining is available at www.wnr.com.

Important Notice to Investors

This communication may be deemed to be solicitation material in respect of the proposed merger of NTI and a subsidiary of WNR. In connection with the proposed merger, WNR filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of NTI that also constitutes a prospectus of WNR. The Registration Statement was declared effective by the SEC on May 23, 2016. NTI commenced mailing to its security holders a definitive proxy statement/prospectus on or about May 23, 2016. WNR and NTI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS

ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about WNR and NTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WNR will be available free of charge on WNR’s website at www.wnr.com under the “Investor Relations” section or by contacting WNR’s Investor Relations Department at (602) 286-1530. Copies of the documents filed with the SEC by NTI will be available free of charge on NTI’s website at www.northerntier.com under the “Investors” section or by contacting NTI’s Investor Relations Department at (602) 302-5450.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

NTI, WNR and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the common unitholders of NTI in connection with the proposed merger. Information about the directors and executive officers of WNR is set forth in the Proxy Statement on Schedule 14A for WNR’s 2016 annual meeting of shareholders, which was filed with the SEC on April 22, 2016. Information about the directors and executive officers of the general partner of NTI is set forth in the 2015 Annual Report on Form 10-K for NTI, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC when they become available.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements which are protected by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements reflect Western’s current expectations regarding future events, results or outcomes. The forward-looking statements contained herein include statements about the syndication of a new term loan credit facility, the amount and proposed terms for the term loan, the timing for the closing of the term loan, and the timing for the closing of the NTI acquisition. These statements are subject to the general risks inherent in Western’s business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Western’s business and operations involve numerous risks and uncertainties, many of which are beyond its control, which could result in Western’s expectations not being realized, or otherwise materially affect Western’s financial condition, results of operations, and cash flows. Additional information relating to the uncertainties affecting Western’s business is contained in its filings with the Securities and Exchange Commission to which you are referred. The forward-looking statements are only as of the date made. Except as required by law, Western does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Investor and Analyst Contact:	Media Contact:
Jeffrey S. Beyersdorfer	Gary W. Hanson
(602) 286-1530	(602) 286-1777
Michelle Clemente
(602) 286-1533

Western Refining, Inc.